GLOBAL BLUE GROUP HOLDING AG

2023 ANNUAL GENERAL MEETING

September 14, 2023

Signy, Switzerland, August 21, 2023

Global Blue Group Holding AG ("Global Blue") will hold its Annual General Meeting of Shareholders ("AGM") on September 14, 2023, at 09:30 CEST at Park Hyatt, Beethovenstrasse 21, 8002 Zurich, Switzerland.

The preparatory documents for the AGM are posted in the "Investor Relations" section of Global Blue's website: Global Blue Group Holding AG - Governance - Shareholder Meetings.

A copy of the invitation to the AGM together with the Proxy Card are filed as Exhibits 99.1 and 99.2 respectively to the Company's Report on Form 6-K, dated August 21, 2023.

CONTACTS

INVESTOR RELATIONS CONTACTS

Frances Gibbons – Head of Investor Relations
Mob: +44 (0)7815 034 212 - Mail: fgibbons@globalblue.com

ABOUT GLOBAL BLUE

Global Blue pioneered the concept of Tax Free Shopping 40 years ago. Through continuous innovation, we have become the leading strategic technology and payments partner, empowering retailers to improve their performance and shoppers to enhance their experience.

Global Blue offers innovative solutions in three different fields:

- **Tax Free Shopping:** Helping retailers at over 300,000 points of sale to efficiently manage 35 million Tax Free Shopping transactions a year, thanks to its fully integrated in-house technology platform. Meanwhile, its industry-leading digital Tax Free shopper solutions create a better, more seamless customer experience
- **Payments services:** Providing a full suite of foreign exchange and Payments technology solutions that allow acquirers, hotels and retailers to offer value-added services and improve the customer experience during 31 million payment transactions a year at 130,000 points of interaction
- **Complementary RetailTech:** Offering new technology solutions to retailers, including digital receipts and eCommerce returns, that can be easily integrated with their core systems and allow them to optimise and digitalise their processes throughout the omni-channel customer journey, both in-store and online

In addition, our **data and advisory services** offer a strategic advisory to help retailers identify opportunities for growth, while our **shopper experience and engagement solutions** provide data-driven solutions to **increase footfall, convert footfall to revenue** and **enhance performance.**

For more information, visit https://www.globalblue.com/about-us/media

Pre-pandemic figures FY 2019-20

Source: Global Blue